



06005985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/23/06 *

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

~~URITIES AND EXCHANGE COMMISS~~
RECEIVED

MAR 0 2 2006

BRANCH OF REGISTRATIONS
EXAMINATIONS

SEC FILE NUMBER
8-201

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CANTOR FITZGERALD & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
                    (No. and Street)

New York   New York   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson   (212) 829-5202
                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
              (Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 2 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02)

AFFIRMATION

I, Richard R. Lipson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald & Co. as of December 31, 2005 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 4 of the financial statements.

_____
Signature

Chief Financial Officer
Title

_____
Notary Public



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald & Co.:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

Member of
Deloitte Touche Tohmatsu

CANTOR FITZGERALD & CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005
(in thousands)

Assets

Cash		$ 1,112
Cash and securities segregated under federal and other regulations		74,368
Securities purchased under agreements to resell		4,030,221
Securities owned:		
Pledged as collateral	$ 738,445	
Unencumbered	175,736	914,181
Securities borrowed		4,157,416
Receivables from brokers, dealers and clearing organizations		293,919
Receivables from customers		37,023
Fixed assets (net of accumulated depreciation of $8,115)		12,287
Receivables from affiliates		10,995
Other		8,144
Total assets		**$ 9,539,666**

Liabilities and Partners' Capital

Bank loans payable	$ 19,000
Securities sold, not yet purchased	369,316
Securities sold under agreements to repurchase	4,715,271
Securities loaned	3,992,502
Payables to brokers, dealers and clearing organizations	85,160
Payables to customers	116,096
Payables to affiliates	6,590
Accounts payable and accrued liabilities	36,242
Total liabilities	9,340,177
Partners' capital	199,489
Total liabilities and partners' capital	**$ 9,539,666**

See notes to statement of financial condition.

CANTOR FITZGERALD & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2005
(in thousands)

1. **General and Summary of Significant Accounting Policies**

   Basis of Presentation: Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, mortgage backed and municipal securities and financial futures. The Partnership is owned by Cantor Fitzgerald Securities ("CFS" - 94%), CFLP CF&Co. I Holdings, L.P. (1%), which is an indirect wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and CFGM CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc., the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS. CFS is the managing general partner of the Partnership.

   Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

   Cash: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

   Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. At December 31, 2005, these funds consist primarily of securities purchased under agreements to resell of $53,009.

   Securities Transactions: Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

   Investment Banking and Advisory Services: Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition.

   Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

   Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain Repurchase

Agreements and Reverse Repurchase Agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities: Securities borrowed and loaned are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

Correspondent Clearing: The Partnership is in the business of clearing for correspondent customers through Clearspeed, a division of the Partnership. Clearspeed provides back office functionality including purchases and sales and settlement services to third party and affiliated broker-dealers, and institutional customers.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision.

New Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIE") – an interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected loss, receive a majority of the VIE's expected residual return, or both. On December 24, 2003 the FASB issued a revision to FIN 46 ("FIN 46R"). Private companies are required to adopt FIN 46 and FIN 46R for periods beginning after December 15, 2004. The Partnership adopted FIN 46 and FIN 46R as required in 2005. The adoption did not have a material impact on its statement of financial condition.

In December 2004, the FASB issued Statement No. 123R, which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123R") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. In April 2005, the Securities Exchange Commission ("SEC") postponed the effective date of SFAS 123R until the first fiscal year beginning after June 15, 2005. As a result, the new effective adoption date for the Partnership is for the year ending December 31, 2006. Under SFAS 123R, the Partnership must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include modified prospective and modified retroactive adoption options. Under the modified retroactive option, prior periods may be restated

either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first year of adoption of SFAS 123R, while the modified retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Partnership is evaluating the requirements of SFAS 123R but does not expect the adoption of SFAS 123R to have a material effect on its statement of financial condition.

In June 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" ("APB 20"), and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effects of the change. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This standard will not apply generally with respect to the adoption of new accounting standards, as new accounting standards usually include specific transition provisions, and will not override transition provisions contained in new or existing accounting literature. SFAS 154 is effective for fiscal years beginning after December 15, 2005, and early adoption is permitted for accounting changes and error corrections made in fiscal years beginning after SFAS 154 was issued. The Partnership is evaluating the timing of its adoption of SFAS 154, but does not expect it to have a material effect on its statement of financial condition.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." The EITF consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have: (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause; or (b) substantive participating rights in managing the partnership. This guidance became effective upon ratification by the FASB on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Partnership does not expect the EITF consensus on EITF issue No. 04-5 to have a material impact on its statement of financial condition.

2.   **September 11 Events**

On September 11, 2001, Cantor's principal place of business at One World Trade Center was destroyed and the Partnership lost 136 of its 267 employees. Cantor lost in the aggregate 658 employees.

CFLP intends to continue to distribute 25% of its profits through 2006, which would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families.

3. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, Not Yet Purchased
Trading securities:		
Corporate bonds	$ 433,296	$ 79,466
Mortgage Backed Securities	417,278	1,191
U.S. Government Securities	31,821	274,563
Equities	27,436	14,096
	909,831	369,316
Investment securities	4,350	-
Total	$ 914,181	$ 369,316

Investment securities represent investments in CBOT Holdings, Inc. and the Chicago Mercantile Exchange Inc., which are carried at fair value.

4. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, primarily equities, corporate bonds and mortgage backed issues.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2005, there were no customer securities that had been received by the Partnership as collateral to support margin financings. At December 31, 2005, customer payables include accounts of officers totaling $3,971.

5. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2005, the Partnership had bank loans outstanding in the amount of $19,000, secured by fixed income securities with a market value of $19,381. The interest rate on the secured bank loans as of December 31, 2005 was 4.5%.

6. Securities Received as Collateral

At December 31, 2005, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2005, the fair value of such collateral was $8,261,613. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $8,567,788 was loaned to counterparties. Additionally, a portion of this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2005, collateral of $108,064 had been delivered against securities sold short or repledged by the Partnership.

7. Commitments and Contingent Liabilities

Leases: The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2015 as follows:

Year Ending December	Amount
2006	$ 1,151
2007	796
2008	674
2009	672
2010	675
Thereafter to 2015	2,187
Total	$ 6,155

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The Partnership is currently negotiating a new lease for its Los Angeles office. The amount of lease commitment is not currently known.

Guarantees: The Partnership is a member of various securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Partnership.

Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risks and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

8. Related Party Transactions

The Partnership utilizes CFS to execute transactions in the government bond market and to finance such securities. At December 31, 2005, $550,001 of Reverse Repurchase Agreements and $749,745 of Repurchase Agreements were outstanding with CFS. Under the terms of the Reverse Repurchase Agreements, the securities collateralizing the agreements are held under a custodial arrangement with a third party bank, with the exception of the collateral related to $53,009 of Reverse Repurchase Agreements which was held in a special reserve bank account and was utilized to satisfy segregation requirements. At December 31, 2005, the fair value of the securities received or delivered under the Reverse Repurchase Agreements and the Repurchase Agreements was $536,916 and $747,036 respectively.

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

The Partnership provides clearing and settlement services, under contractual agreements, to BGC International ("BGCI"), Cantor Fitzgerald Europe ("CFE"), and BGC Securities ("BGCS"). BGCI, CFE, and BGCS introduce to the Partnership international and domestic counterparties who buy and sell securities. In exchange for such clearing and settlement services, the Partnership retains 10% of associated revenues. Included within Receivables from and Payables to customers are balances representing open transactions with CFE of $10,489 and $18,584 respectively.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets, and operations and accounting services. In addition, under the Amended and Restated Joint Services Agreement between the Partnership and eSpeed, eSpeed provides network, data center, server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

The Partnership has entered into various agreements with certain of its employees whereby these employees receive a forgivable loan. These employee forgivable loans have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement. As of December 31, 2005, the unamortized balance of these loans was $5,712, which is included in other assets on the statement of financial condition.

9. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

10. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of

$250,000, application of market maker calculation or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2005, the Partnership had net capital of $112,237, which was $108,843 in excess of its required net capital.

11. Financial Instruments and Off-Balance-Sheet Risk

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as equities, corporate obligations, options and warrants.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. At December 31, 2005, the fair value (carrying amount) of these assets, which are exclusively equity options, are $133.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions

involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair value of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and securities borrowed and securities loaned are carried at the contract value, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

******



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2006

Cantor Fitzgerald & Co.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Cantor Fitzgerald & Co. (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CANTOR FITZGERALD & CO.
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT